# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Limited, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 09/02/2026
Amends the filing with accession number 0001193125-26-103535
Filed by CIK 0002117865
Persons authorized to receive notices and communications: Oliverio Lew, 1170 Kane Concourse, Suite 500, Bay Harbor Islands, Florida (FL), 33154, 305-861-9477

## Reporting persons
- Colden Investments S.A. (CIK 0002117865): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,915,791; sole dispositive power 0; shared dispositive power 17,915,791; aggregate amount beneficially owned 17,915,791 (27.6% of the class)
  Comment: Rows 8, 10 and 11 reflect the 17,915,791 common shares of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer"), owned by Colden Investments S.A., a Panama sociedad anonima ("Colden"). These shares may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden.
- Jaime Gilinski: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 18,115,791; sole dispositive power 0; shared dispositive power 18,115,791; aggregate amount beneficially owned 18,115,791 (27.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 17,917,791 common shares of the Issuer owned by Colden, which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden and (ii) 200,000 common shares of the Issuer owned by Spaldy Investments Limited, a BVI Business Company existing and operating under the laws of the British Virgin Islands ("Spaldy"), which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Spaldy.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: GeoPark Limited
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment:
This Amendment No. 4 amends and supplements the Schedule 13D filed on March 12, 2026 (as amended by Amendment No. 1, dated March 16, 2026, Amendment No. 2, dated March 19, 2026, and Amendment No. 3, dated April 14, 2026, and as further amended from time to time, the "Schedule 13D") by Colden Investments S.A., a Panama sociedad anonima ("Colden") and Jaime Gilinski (collectively, the "Reporting Persons"), relating to common shares, par value US$0.001 per share ("Common Shares"), of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer").

Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 to this Schedule 13D is incorporated by reference.

On September 2, 2026, Panamerican Energy Holdings, S.A., a corporation incorporated under the Laws of Panama ("PEH") and an affiliate of the Reporting Persons, entered into a Share Purchase Agreement (the "SPA"), whereby PEH agreed to sell to GeoPark USA, LLC, a limited liability company incorporated under the Laws of Delaware and a wholly owned subsidiary of the Issuer, 95% of the total issued share capital of Energy Assets International, S.A., a Panama sociedad anonima ("EAI"), in exchange for a number of newly issued Common Shares of the Issuer, ranging between 42,135,872 to 47,557,461 Common Shares (the "Additional GeoPark Shares"), depending on the applicable CIT rate in Venezuela at the time of closing (the "Miranda Transaction"). The Additional GeoPark Shares will be issued to PEH upon closing of the Miranda Transaction. Closing of the Miranda Transaction will occur upon fulfillment of certain standard conditions precedent including, but not limited to, the parties obtaining appropriate governmental and other approvals or licenses, and the Production Participation Contract between Beta Resources (V), C.A. and PDVSA Petroleo S.A., with respect to the "Bare Block" located in the Orinoco Oil Belt of Venezuela, becoming effective. The SPA also includes certain customary covenants and interim operating covenants including with respect to the treatment of the Issuer's debt instruments in the event of a change of control. Following the closing of the Miranda Transaction, the Reporting Persons are expected to become the controlling shareholder of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percentage of Common Shares outstanding is calculated based on 64,896,377 Common Shares issued and outstanding as of June 30, 2026, as reported in the Issuer's Current Report on Form 6-K dated August 5, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 to this Schedule 13D is incorporated by reference.

Simultaneously with the execution of the SPA, on September 2, 2026, the Issuer, PEH and Colden, entered into a Governance Agreement (the "Governance Agreement"), to govern the respective rights and obligations of PEH and Colden, as applicable, as Beneficial Owners of the Common Shares of the Issuer. Pursuant to the Governance Agreement, among other things (i) PEH was granted approval rights over certain corporate matters for so long as PEH and its affiliates beneficially own at least 15% of the outstanding Common Shares, (ii) subject to PEH and its affiliates meeting certain ownership thresholds described below, PEH was granted the right to nominate up to five individuals to the board of directors of the Issuer (the "Board"), and (iii) PEH was granted customary registration rights, including certain demand and piggyback registration rights with respect to underwritten offerings by the Issuer.

Pursuant to the Governance Agreement, PEH has an obligation to launch a post-closing tender offer to purchase any and all issued and outstanding equity securities of the Issuer within 90 days at $12.22 per share (capped at $100 million in aggregate). If PEH or its affiliates later cross a 70% ownership threshold, they must commence a further tender offer at a price no less than the 30-day volume weighted average trading price.

Pursuant to the Governance Agreement, for so long as PEH and its affiliates beneficially own at least 15% of the outstanding Common Shares, PEH's consent is required for the Issuer to (i) issue equity securities in excess of 5% of the Issuer's fully diluted share capital; (ii) make certain amendments to the governing documents of the Issuer; (iii) enter into certain related party transactions; (iv) change the size of the Board; (v) declare dividends other than pursuant to the Issuer's existing dividend policy; or (vi) redeem any of the Issuer's outstanding share capital.

Additionally, pursuant to the Governance Agreement, PEH is entitled to nominate (i) one individual to the Board so long as it and its affiliates beneficially own at least 7.5% of the outstanding Common Shares, (ii) two individuals to the Board so long as it and its affiliates beneficially own at least 15% of the outstanding Common Shares, (iii) three individuals to the Board so long as it and its affiliates beneficially own at least 28% of the outstanding Common Shares, (iv) four individuals to the Board so long as it and its affiliates beneficially own at least 40% of the outstanding Common Shares, and (v) at least five individuals to the Board as long as it and its affiliates beneficially own at least 50% of the outstanding Common Shares.

The Governance Agreement will be effective as of the closing of the SPA and, once effective, the governance rights and obligations of Colden and the Issuer under the Purchase Agreement will be superseded and replaced by those in the SPA.

The foregoing descriptions of the SPA and the Governance Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the SPA and Governance Agreement, each of which is respectively filed as Exhibit 99.1 and Exhibit 99.2 hereto, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1. Share Purchase Agreement, dated as of September 2, 2026, by and between GeoPark Limited, GeoPark USA, LLC and Panamerican Energy Holdings S.A.

99.2. Governance Agreement, dated as of September 2, 2026, by and between GeoPark Limited, Panamerican Energy Holdings S.A. and Colden Investments S.A.

## Signatures
- Colden Investments S.A.: /s/ Jaime Gilinski, Jaime Gilinski, Authorized Signatory (09/04/2026)
- Jaime Gilinski: /s/ Jaime Gilinski, Jaime Gilinski (09/04/2026)